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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                             AMERICAN STORES COMPANY

                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)

                         (Title of Class of Securities)

                                   030096 10 1

                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                December 6, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.                  030096 10 1

         1                 NAMES OF REPORTING PERSONS
                           SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                        LENNIE SAM SKAGGS
                                        S.S. NO.:  ###-##-####

         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF     (a)
                           A GROUP*                                     (b) X

         3                 SEC USE ONLY

         4                 SOURCE OF FUNDS*
                                        00 - NO FUNDS UTILIZED FOR ACQUISITION

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                           7            SOLE VOTING POWER
                                            18,492,195

                           8            SHARED VOTING POWER
                                             4,691,930

                           9            SOLE DISPOSITIVE POWER
                                            18,492,195

                           10           SHARED DISPOSITIVE POWER
                                             4,691,930

         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                                            23,184,125

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            15.9%

         14               TYPE OF REPORTING PERSON*
                                            IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No.                  030096 10 1

         1                 NAMES OF REPORTING PERSONS
                           SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                            ALINE W. SKAGGS
                                            S.S. NO.:  ###-##-####

         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF    (a)
                           A GROUP*                                    (b)  X


         3                 SEC USE ONLY

         4                 SOURCE OF FUNDS*
                                  00 - NO FUNDS UTILIZED FOR ACQUISITION

         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                           IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                            U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                           7                SOLE VOTING POWER
                                                 185,452

                           8                SHARED VOTING POWER
                                                4,691,930

                           9                SOLE DISPOSITIVE POWER
                                                  185,452

                           10               SHARED DISPOSITIVE POWER
                                                 4,691,930

         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                                                 4,877,382

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 3.3%

         14               TYPE OF REPORTING PERSON*
                                            IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No.                  030096 10 1

         1                 NAMES OF REPORTING PERSONS
                           SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                            SIX S RANCH, INC.
                                            I.D. NO.:  82-0466253

         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF     (a)
                           A GROUP*                                     (b)  X


         3                 SEC USE ONLY

         4                 SOURCE OF FUNDS*
                                       00 - NO FUNDS UTILIZED FOR ACQUISITION

         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                           IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                            ID

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                           7                SOLE VOTING POWER
                                                     0

                           8                SHARED VOTING POWER
                                                     20,000

                           9                SOLE DISPOSITIVE POWER
                                                     0

                           10               SHARED DISPOSITIVE POWER
                                                     20,000

         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                                                     20,000

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0.0%

         14               TYPE OF REPORTING PERSON*
                                            CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed by
Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"), as previously amended. The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs, Aline W. Skaggs or Six S Ranch, Inc. (together, the "Reporting Persons") are, for the purposes of section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

         Item 2 of the Schedule 13D, "Identity and Background," is hereby amended to add the following information:

                  Six S Ranch, Inc. (the "Ranch"), a Utah corporation wholly owned by the Trust, is principally engaged in ranching. The Ranch's business address is 6190 So. Moffat Farm Lane, Salt Lake City, Utah 84121. During the last five years, the Ranch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any). During the last five years, the Ranch has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

                  Item 5.  Interest in Securities of the Issuer:

                  (a) As of August 31, 1996, the Company had outstanding 145,660,114 shares of Common Stock, $1.00 par value per share, as reported in the Company's Form 10-Q for the quarter ended August 3, 1996. On the date of this Amendment No. 6, Mr. Skaggs may be deemed to be the beneficial owner of 18,492,195 shares of Common Stock held of record by the Trust, and Mrs. Skaggs may be deemed to be the beneficial owner of 185,452 shares of Common stock held of record by the Trust. Mr. and Mrs. Skaggs may be deemed to share beneficial ownership of 20,000 shares owned by the Ranch. In the aggregate, such shares constitute approximately 12.8% of the total outstanding shares of the Company's Common Stock.

                  Mr. and Mrs. Skaggs may also be deemed for purposes of this filing to be the beneficial owners of 2,046,930 shares of Common Stock owned by the ALSAM Foundation, a charitable foundation (the "ALSAM Foundation"); 675,000 shares of Common Stock owned by the Skaggs Family Foundation for Roman Catholic and Community Charities, a charitable foundation (the "Skaggs Family Foundation"); and 1,950,000 shares owned by Skaggs Institute for research, a charitable foundation (the "Skaggs Institute"). Such shares represent approximately 3.2% of the Company's outstanding shares. Mr. and Mrs. Skaggs are members of the managing committee, the board of trustees and the board of directors, respectively, of such charitable foundations and, in these fiduciary capacities, share voting and dispositive


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         power with respect to the shares of Common Stock owned by the foundations. Mr. and Mrs. Skaggs do not have any pecuniary interest in the shares owned by either of these foundations and each disclaims beneficial ownership of such shares.

                  (b) The Trust holds of record 18,677,647 shares of Common Stock. Pursuant to the Trust Agreement as amended to date, during their respective lifetimes, Mr. Skaggs has sole voting and dispositive power over the shares he beneficially owns (currently 18,492,195 shares), and Mrs. Skaggs has sole voting and dispositive power over the shares she beneficially owns (currently 185,452 shares). Mr. and Mrs. Skaggs share voting and dispositive power over the shares owned by the Ranch. For purposes of this filing, Mr. and Mrs. Skaggs may be deemed to have shared voting and dispositive power with respect to the 2,046,930 shares owned by the ALSAM Foundation, the 675,000 shares owned by the Skaggs Family Foundation and the 1,950,000 shares owned by the Skaggs Institute.

                  (c) Between October 9, 1996 and December 6, 1996, the Trust transferred an aggregate of 712,361 shares of Common Stock to the Skaggs Family Foundation. On November 5, 1996, the Trust transferred 20,000 shares of Common Stock to the Ranch. On December 6, 1996, the Trust transferred 1,950,000 shares to the Skaggs Institute. On December 6, 1996, the Trust transferred an aggregate of 1,525,000 shares of Common Stock to three charitable remainder trusts; none of the Reporting Persons has any sole or shared voting or dispositive power with respect to such shares.


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                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 11, 1996.

                                                 /s/ Lennie Sam Skaggs
                                                 -------------------------------
                                                 LENNIE SAM SKAGGS, individually

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 11, 1996.

                                                   /s/ Aline W. Skaggs
                                                   -----------------------------
                                                   ALINE W. SKAGGS, individually

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 11, 1996.

                                                   SIX S RANCH, INC.
                                                   -----------------------------
                                                   By: /s/ Michael T. Miller

                                                       Michael T. Miller
                                                       Vice President


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